Himalaya Shipping Ltd. (HSHP) - Invitation to Fourth Quarter 2025 Conference Call

Hamilton, Bermuda, February 5, 2026

Himalaya Shipping Ltd. will be hosting a conference call to discuss the Company's results for the fourth quarter of 2025 on Tuesday, February 10, 2026 at 9:00 a.m. Eastern Time (3:00 p.m. CET). The Company plans to release its financial results for the fourth quarter of 2025 before the open of the Oslo Stock Exchange on Tuesday, February 10, 2026. The earnings report and presentation will be available on the Investor Relations section on www.himalaya-shipping.com.

To join the call, you may register at:
https://qcnl.tv/p/Xksy6i9W4_Rh1sRb1uTpaA

Dial-in:

Denmark: +45-7-8768490
Sweden: +46-8-1241-0952
Norway: +47 21 95 63 42
United Kingdom: +44-203-7696819
United States: +1 646-787-0157
Germany: +49-30-21789327

Pin code for all countries: 114120

There will be a Q&A session after the presentation.

Participants are encouraged to dial in 10 minutes before the start of the call.

Questions may be directed to:
Lars-Christian Svensen, Contracted CEO
Telephone +47476 38756